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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

November 4, 2015

VIA EDGAR
==========
Ms. Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust
(File Nos. 333- 159484 and 811-22298)

Dear Ms. Larkin:
At your request, we are submitting this letter on behalf of our client, Starboard Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the review conducted by the Staff of the preliminary proxy statements filed on behalf of the Cavalier Funds (each a "Fund, and together, the "Funds") with the SEC by the Trust on October 15, 2015.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. As a global comment, please confirm the consistency of the usage of "Funds" and "Fund" throughout the proxy, as appropriate.
Response.  The disclosure has been revised to reflect the proper term throughout the proxy.
2.	Comment. Similarly, please confirm the consistency of the usage of "Proposals" and "Proposal" throughout the proxy, as appropriate.
Response.  The disclosure has been revised to reflect the proper term throughout the proxy.

Ms. Larkin
 Securities and Exchange Commission
November 4, 2015

3.	Comment. On page 3, please add language regarding the number of voting securities for the Cavalier Fundamental Growth Fund.
Response.  The disclosure has been revised as requested.
4.	Comment. On page 5, please add householding language per Item 23(a).
Response.  The disclosure has been revised as requested.
5.	Comment. On page 1 of the first proposal, please add language comparing the prior advisory agreement with the interim agreement and reference the proposed change in the expense limitation agreement.
Response.  The disclosure has been revised as requested.
6.	Comment. Please change any reference of "an special" to "a special."
Response.  The disclosure has been revised as requested.
7.	Comment. As a global comment, please confirm the consistency of the usage of "advisor" and "adviser" throughout the proxy, as appropriate.
Response.  The disclosure has been revised to use "advisor" throughout the proxy.
8.	Comment. Please change the heading "Investment Advisory Agreement" to "New Proposed Investment Advisory Agreement."
Response.  The disclosure has been revised as requested.
9.	Comment. Please add a table listing the acquired fund fees and expenses for the Funds.
Response.  The disclosure has been revised to include a chart of the acquired fund fees and expenses for the Funds which reported AFFE.
10.	Comment. Please revise the example language regarding the fee waiver as appropriate.
Response.  The disclosure has been revised as requested.
11.	Comment. Please confirm the date of the expense limitation agreement in the fee tables.
Response.  The disclosure has been revised to reflect that the expense limitation agreement will run through December 31, 2016.
12.	Comment. Please revise the captions on the fee table to reflect Instruction 3€ to Item 3.
Response.  The disclosure has been revised as requested.

Ms. Larkin
 Securities and Exchange Commission
November 4, 2015

13.	Comment. Please include the percentage of voting securities owned by the parent, as applicable.
Response.  The disclosure has been revised as requested.
14.	Comment. On page 15, please add the aggregated advisory fee paid during the last fiscal year per Item 22(c(1)(iii)
Response.  The disclosure has been revised as requested.
15.	Comment. Please revised the bottom third paragraph on page 16 to reflect Plain English and discuss how well the new adviser would be capitalized.
Response.  The disclosure has been revised as requested.
16.	Comment. Please consider whether the expense limitation agreement should be discussed, given its term.
Response.  As revised, the disclosure notes that the adviser intends to maintain the expense limitation agreement in the long term.
In addition, the Registrant has removed two proposals included in the preliminary proxy statement filed on October 10th regarding sub-advisory agreements for the Cavalier Dynamic Growth Fund and the Cavalier Global Opportunities Fund.  The adviser has requested that these proposals be considered by shareholders along with other contemplated sub-advisor proposals at a later date.

*            *            *
Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
3.	The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Ms. Larkin
 Securities and Exchange Commission
November 4, 2015

If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis